UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 24, 2025

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On July 24, 2025, Nebius Group N.V (the “Company”) gave notice of its Annual General Meeting of Shareholders of the Company to be held on August 21, 2025 (the “Annual General Meeting”).

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Notice, Agenda and Explanatory Notes relating to the Annual General Meeting.

Furnished as Exhibit 99.2 to this Report on Form 6-K is the form of Deed of Amendment of Articles of the Company (English translation) to be proposed for amendment at the Annual General Meeting.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Notice, Agenda and Explanatory Notes relating to the Annual General Meeting of Shareholders of Nebius Group N.V. dated July 24, 2025.

99.2	Form of Deed of Amendment of Articles of Nebius Group N.V. (English translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: July 24, 2025	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel